EXHIBIT 23 (a)
Consent of Independent Registered Public Accounting Firm
The Board of Directors
TD Banknorth Inc.:
We consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 333-123360, 333-125387 and 333-131435), on Form S-3 (No. 333-132412, -01, -02) and on Form S-4 (No. 333-61757-99) of TD Banknorth Inc. of our report, dated February 28, 2007, with respect to the consolidated balance sheets of TD Banknorth Inc. as of December 31, 2006 and 2005, and the related consolidated statements of income, changes in shareholders’ equity, and cash flows for the years then ended, management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2006 and 2005 and the effectiveness of internal control over financial reporting as of December 31, 2006 and 2005, which reports appear in the December 31, 2006 and 2005 annual report on Form 10-K of TD Banknorth Inc.

/s/ ERNST & YOUNG LLP

Boston, Massachusetts
February 28, 2007